UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 3 October 2018

ASX RELEASE

3 October 2018

KAZIA ENTERS CLINICAL COLLABORATION WITH

ST JUDE CHILDREN’S RESEARCH HOSPITAL

Sydney, 3 October 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to announce that it has entered into a collaboration with St Jude Children’s Research Hospital in the United States, to investigate the potential use of Kazia’s investigational new drug, GDC-0084, in an aggressive form of childhood brain cancer.

Key Points

•

Phase I clinical trial will be initiated to investigate GDC-0084 in the treatment of diffuse intrinsic pontine glioma (DIPG) and other diffuse midline gliomas, an aggressive form of childhood brain cancer

•	Study estimated to recruit up to 41 paediatric patients, and to take up to three years to achieve full recruitment

•	Leadership and oversight by highly-experienced researchers at St Jude, one of the world’s leading children’s cancer hospitals, with support from Kazia including a financial grant

•	St Jude study will run in parallel with Kazia’s ongoing phase II clinical trial of GDC-0084 in adults with newly-diagnosed glioblastoma multiforme (GBM)

St. Jude Children’s Research Hospital, based in Memphis, Tennessee, is leading the way the world understands, treats and cures childhood cancer and other life-threatening diseases. It is the only National Cancer Institute-designated Comprehensive Cancer Center devoted solely to children. Treatments developed at St. Jude have helped push the overall childhood cancer survival rate from 20 percent to 80 percent since the hospital opened more than 50 years ago. St. Jude freely shares the breakthroughs it makes, and every child saved at St. Jude means doctors and scientists worldwide can use that knowledge to save thousands more children. Families never receive a bill from St. Jude for treatment, travel, housing and food — because all a family should worry about is helping their child live. To learn more, visit stjude.org or follow St. Jude on social media at @stjuderesearch.

The collaboration between Kazia and St Jude will take the form of a phase I clinical trial of GDC-0084 in children with diffuse intrinsic pontine glioma (DIPG) and other diffuse midline gliomas, an aggressive form of childhood brain cancer. DIPG is estimated to affect several hundred children each year in the United States, accounting for 10-15% of all childhood brain tumours, and is most common between the ages of 4 and 11 years old. The current standard of care for children diagnosed with DIPG is radiotherapy, but the disease typically recurs after treatment and the prognosis remains poor. No existing drug therapy has shown significant benefit to date.

It is estimated that the St Jude study will recruit up to 41 patients with newly diagnosed DIPG. The study is designed to establish a maximum tolerated dose for GDC-0084 in a paediatric population, before examining exploratory signals of efficacy. It is expected that the study will take up to three years to achieve full recruitment. The study will be managed and overseen by highly experienced researchers at St Jude. The Principal Investigators are Christopher Tinkle, M.D., Ph.D., assistant member in the St. Jude Department of Radiation Oncology, and Amar Gajjar, M.D., Chair of the St. Jude Department of Pediatric Medicine and co-leader of the Brain Tumor Program. Kazia will provide support, including a financial grant to cover a portion of the costs. The study will be conducted under an ‘investigator IND’ with the US FDA, in which the primary regulatory and operational responsibilities for the study will be assumed by St Jude.

“Diffuse midline gliomas, including DIPG, represent the most lethal brain tumors in children and there is a desperate need to advance the care of these children. GDC-0084 is of interest as a potential therapy for diffuse midline glioma given its potent activity against a core signaling pathway that is frequently altered in these tumors and its ability to cross the blood-brain barrier and target these deep-seated tumors”, notes Dr. Tinkle. The St Jude study will run in parallel with Kazia’s ongoing phase II clinical trial of GDC-0084 in adults with newly-diagnosed glioblastoma multiforme (GBM). This study commenced in March 2018, and is expected to provide initial data in early calendar 2019.

Kazia CEO, Dr James Garner, commented, “we are honoured to be working with an organization of St Jude’s calibre. We share their absolute commitment to finding new treatments for patients in need, and it is our profound hope that GDC-0084 may one day be able to offer benefit to children and their families who are confronting the unimaginable ordeal of childhood brain cancer.”

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in March 2018. Initial data is expected in early calendar 2019. GDC-0084 was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented in June 2018 and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.